EXHIBIT 99.1

COLLIERS INTERNATIONAL GROUP INC.

("Colliers")

Annual Meeting of

Colliers Shareholders held on April 11, 2017

REPORT OF VOTING RESULTS

Pursuant to Section 11.3 of National Instrument 51-102 – ContinuousDisclosure Obligations

	Brief Description of Matter Voted Upon	Outcome of Vote (1)	Proxies/Votes Received
			For	Against	Withheld	Not Voted/ Not Valid
1.	In respect of the appointment of PricewaterhouseCoopers LLP, Chartered Professional Accountants and Licensed Public Accountants, as the independent auditors of Colliers until the close of the next annual meeting of the shareholders and authorizing the directors of Colliers to fix their remuneration	Approved	56,646,186 (98.92%)	–	620,561 (1.08%)	–
2.	In respect of the individual election, as directors of Colliers, of the eight nominees named in the Management Information Circular of Colliers dated February 23, 2017 (the "Circular")
	• David R. Beatty	Approved	55,006,607 (97.64%)	–	1,331,171 (2.36%)	928,969
	• Peter F. Cohen	Approved	55,272,690 (98.11%)	–	1,065,088 (1.89%)	928,969
	• John (Jack) P. Curtin, Jr.	Approved	55,539,623 (98.58%)	–	798,155 (1.42%)	928,969
	• Stephen J. Harper	Approved	56,309,538 (99.95%)	–	28,240 (0.05%)	928,969
	• Michael D. Harris	Approved	54,159,363 (96.13%)	–	2,178,415 (3.87%)	928,969
	• Jay S. Hennick	Approved	55,554,877 (98.61%)	–	782,901 (1.39%)	928,969
	• Katherine M. Lee	Approved	52,581,770 (93.33%)	–	3,756,008 (6.67%)	928,969
	• L. Frederick Sutherland	Approved	55,908,296 (99.24%)	–	429,482 (0.76%)	928,969

(1)	The votes for items 1 and 2 were conducted and approved by way of a show of hands;the number of votes disclosed for these items reflects those proxies received by management in advance of the meeting.

DATED: April 12, 2017